UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(                               )*

SiteStar Corporation
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

82980W101
(CUSIP Number)

Frank R. Erhartic, Jr., 7109
Timberlake Rd, Lynchburg VA 24502
Phone: (434)239-4272
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 15, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Sections 40.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.	Names of Reporting Persons I.R.S. Identification Nos.
	of above Persons (Entities Only)

	Frank R. Erhartic, Jr.

2.	Check the Appropriate Box if a Member of a Group
	(See Instructions)
	(a)
       	(b)

3.	SEC Use Only


4.	Source of Funds (See Instructions)

	PF

5.	Check if Disclosure of Legal Proceedings Is Required
	Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

	United State of America

		7.	Sole Voting Power
       Number of 		12,737,985
       Shares        	8.	Shared Voting Power
       Beneficially     		24,883,980
       Owned by 	9.	Sole Dispositive Power
       Each Person		12,737,985
       With:		10.	Shared Dispositive Power
     			24,883,980

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	24,883,980

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                  (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

	33.6%

14.	Type of Reporting Person

	IN
______________________________________________________________________________

1.	Names of Reporting Persons I.R.S. Identification Nos. of above
	Persons (Entities Only)

	Daniel A. Judd

2.	Check the Appropriate Box if a Member of a Group
	(See Instructions)
	(a)
       	(b)

3.	SEC Use Only


4.	Source of Funds (See Instructions)

	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant
	to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

	United State of America

      		7.	Sole Voting Power
       Number of 		133,865
       Shares        	8.	Shared Voting Power
       Beneficially		0
       Owned by 	9.	Sole Dispositive Power
       Each Person		133,865
       With:		10.	Shared Dispositive Power
			0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	133,865

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                  (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

	Less than 1%

14.	Type of Reporting Person

	IN

Item 4.
Purpose of Transaction:


On December 19, 2014, the Jeffrey Moore Shareholder Group sent a letter to SiteStar Corporation (Company) CEO Frank Erhartic, Jr., calling for a special meeting of shareholders to elect directors to the Company board. The Jeffrey Moore Shareholder Group then filed a proxy solicitation seeking to nominate nine board members, none of which include current management of the Company. The Frank Erhartic, Jr. Shareholder Group will file a proxy as well.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 15, 2015
Date

/s/ Daniel A. Judd
Signature

Daniel A. Judd
Name


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


Item 4.
Purpose of Transaction:

On December 19, 2014, the Jeffrey Moore Shareholder Group sent a letter to SiteStar Corporation (Company) CEO Frank Erhartic, Jr., calling for a special meeting of shareholders to elect directors to the Company board. The Jeffrey Moore Shareholder Group then filed a proxy solicitation seeking to nominate nine board members, none of which include current management of the Company. The Frank Erhartic, Jr. Shareholder Group will file a proxy as well.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 15, 2015
Date

/s/ Frank R. Erhartic, Jr.
Signature

Frank R. Erhartic, Jr.
Name




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 82980WW101	           13D		Page 5 of 5